Emilee Siegl

Associate

+1.215.963.5957

emilee.siegl@morganlewis.com

February 25, 2020

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the Investec Emerging Markets Equity Fund and the Investec Global Franchise Fund (each a “Fund” and together, the “Funds”), each a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, on February 11, 2020. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. In the second paragraph of the Shareholder Letter, please clarify the phrase “separately listed.”

Response. The requested change has been made.

2.	Comment. In the second paragraph of the Shareholder Letter, please improve the readability of the third sentence.

Response. The requested change has been made.

3.	Comment. In the “Description of the Material Terms of the Prior Agreement, the New Agreement, and the Interim Agreement” section of the proxy statement, please disclose the date on which the Prior Agreement was last submitted to a vote of security holders of each Fund, including the purpose of such submission.

Response. The requested change has been made.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

February 25, 2020

4.	Comment. In the “Description of the Material Terms of the Current Agreement, the New Agreement, and the Interim Agreement” section, please clarify the Board’s conclusions with respect to the investment performance of the Funds and the Adviser.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5957.

Very truly yours,

/s/ Emilee Siegl

Emilee Siegl